Pricing Supplement dated April 23, 2018 (To Prospectus dated March 30, 2018 and the Prospectus Supplement dated July 18, 2016)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-212571

US$1,000,000

Floating Rate Notes Based on the Spread between the 30-Year U.S. Dollar ICE Swap Rate and the 2-Year U.S. Dollar ICE Swap Rate Due April 30, 2021

Principal Amount:	US$1,000,000	Issuer:	Barclays Bank PLC
Issue Price:	100%	Series:	Global Medium-Term Notes, Series A
Original Trade Date(*):	April 23, 2018	Maturity Date:	April 30, 2021
Original Issue Date:	April 30, 2018	CUSIP/ISIN:	06746X6L2 / US06746X6L20
Multiplier:	5.75	Minimum Interest Rate:	2.50%
Reference Rate:

The 30-Year swap rate minus the 2-Year swap rate (the “Swap Rate Spread”), each as determined on that swap business day as set forth under “Supplemental Terms of the Notes” in this document. Each of the 30-Year swap rate and the 2-Year swap rate are sometimes referred to herein as a “swap rate” and together as the “swap rates.”

Interest Rate:

For each Interest Period commencing on or after the Original Issue Date, the interest rate per annum will be equal to the product of (a) the Reference Rate and (b) the Multiplier, subject to the Minimum Interest Rate.

Payment at Maturity:

If you hold the Notes to maturity, you will receive 100% of your principal, subject to the creditworthiness of Barclays Bank PLC and the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority.

Any payment on the Notes is not guaranteed by any third party and is subject to both the creditworthiness of the Issuer and to the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. If Barclays Bank PLC were to default on its payment obligations or become subject to the exercise of any U.K. Bail-in Power (or any other resolution measure) by the relevant U.K. resolution authority, you might not receive any amounts owed to you under the Notes. See “Consent to U.K. Bail-in Power” and “Selected Risk Factors” in this pricing supplement and “Risk Factors” in the accompanying prospectus supplement for more information.

Interest Payment Dates:	Payable quarterly in arrears on the 30th day of each January, April, July, and October commencing on July 30, 2018 and ending on the Maturity Date.
Interest Period:

The initial Interest Period will begin on, and include, the Original Issue Date and end on, but exclude, the first Interest Payment Date.  Each subsequent Interest Period will begin on, and include, the Interest Payment Date for the immediately preceding Interest Period and end on, but exclude, the next following Interest Payment Date.  The final Interest Period will end on, but exclude, the Maturity Date.

Interest Reset Dates:	For any Interest Period commencing on or after the Original Issue Date, the first day of such period.
Consent to U.K. Bail-in Power:

Notwithstanding any other agreements, arrangements or understandings between Barclays Bank PLC and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority. See “Consent to U.K. Bail-in Power” on page PS-2 of this pricing supplement.

[Terms of the Notes continue on the following page]

	Price to Public (1)	Agent’s Commission (2)	Proceeds to Barclays Bank PLC
Per Note	100%	0.75%	99.25%
Total	$1,000,000	$7,500	$992,500

1 Our estimated value of the Notes on the Original Trade Date, based on our internal pricing models, is $980.70 per Note.  The estimated value is less than the initial issue price of the Notes.  See “Additional Information Regarding Our Estimated Value of the Notes” below.

2 Barclays Capital Inc. will receive commissions from the Issuer equal to 0.75% of the principal amount of the notes, or $7.50 per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-7 of the prospectus supplement and “Selected Risk Factors” beginning on page PS-6 of this pricing supplement.

We may use this pricing supplement in the initial sale of Notes.  In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of either Barclays PLC or Barclays Bank PLC and are not covered by the U.K. Financial Services Compensation Scheme or insured or guaranteed by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Interest Determination Dates:	Two swap business days prior to the relevant Interest Reset Date.
Business Day:

A Monday, Tuesday, Wednesday, Thursday or Friday that is neither a day on which banking institutions in London or New York City generally are authorized or obligated by law, regulation, or executive order to close.

Business Day Convention:	Following, Unadjusted	Day Count Convention:	30/360
Denominations:	Minimum denominations of US$1,000 and integral multiples of US$1,000 thereafter.
Settlement:	DTC; Book-entry; Transferable.
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
Calculation Agent:	Barclays Bank PLC
(*) For the avoidance of doubt, the Original Trade Date is also referred to as the “Pricing Date” in this pricing supplement.

You should read this pricing supplement together with the prospectus dated March 30, 2018, as supplemented by the prospectus supplement dated July 18, 2016 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part.  This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

When you read the prospectus supplement, note that all references to the prospectus dated July 18, 2016, or to any sections therein, should refer instead to the accompanying prospectus dated March 30, 2018, or to the corresponding sections of that prospectus.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•                  Prospectus dated March 30, 2018:

https://www.sec.gov/Archives/edgar/data/312070/000119312518103150/d561709d424b3.htm

•                  Prospectus Supplement dated July 18, 2016:

https://www.sec.gov/Archives/edgar/data/312070/000110465916132999/a16-14463_21424b3.htm

Our SEC file number is 1-10257 and our Central Index Key, or CIK, on the SEC website is 0000312070.  As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

ADDITIONAL INFORMATION REGARDING OUR ESTIMATED VALUE OF THE NOTES

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates and our internal funding rates. Our internal funding rates (which are our internally published borrowing rates based on variables, such as market benchmarks, our appetite for borrowing and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market. Our estimated value on the Pricing Date is based on our internal funding rates. Our estimated value of the Notes might be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the Notes on the Pricing Date is less than the initial issue price of the Notes. The difference between the initial issue price of the Notes and our estimated value of the Notes results from several factors, including any sales commissions to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost that we may incur in hedging our obligations under the Notes, and estimated development and other costs that we may incur in connection with the Notes.

Our estimated value on the Pricing Date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after the Pricing Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the Pricing Date for a temporary period expected to be approximately 3 months after the Original Issue Date of the Notes because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, which may include the tenor of the Notes and/or any agreement we may have with the distributors of the Notes. The amount of our estimated costs that we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read “Selected Risk Factors” beginning on PS-6 of this pricing supplement.

CONSENT TO U.K. BAIL-IN POWER

Notwithstanding any other agreements, arrangements or understandings between us and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority.

Under the U.K. Banking Act 2009, as amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power in circumstances in which the relevant U.K. resolution authority is satisfied that the resolution conditions are met. These conditions include that a U.K. bank or investment firm is failing or is likely to fail to satisfy the Financial Services and Markets Act 2000 (the “FSMA”) threshold conditions for authorization to carry on certain regulated activities (within the meaning of section 55B FSMA) or, in the case of a U.K. banking group company that is a European Economic Area (“EEA”) or third country institution or investment firm, that the relevant EEA or third country relevant authority is satisfied that the resolution conditions are met in the respect of that entity.

The U.K. Bail-in Power includes any write-down, conversion, transfer, modification and/or suspension power, which allows for (i) the reduction or cancellation of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the Notes; (ii) the conversion of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the Notes into shares or other securities or other obligations of Barclays Bank PLC or another person (and the issue to, or conferral on, the holder of the Notes such shares, securities or obligations); and/or (iii) the amendment or alteration of the maturity of the Notes, or amendment of the amount of interest or any other amounts due on the Notes, or the dates on which interest or any other amounts become payable, including by suspending payment for a temporary period; which U.K. Bail-in Power may be exercised by means of a variation of the terms of the Notes solely to give effect to the exercise by the relevant U.K. resolution authority of such U.K. Bail-in Power. Each holder of the Notes further acknowledges and agrees that the rights of the holders of the Notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. For the avoidance of doubt, this consent and acknowledgment is not a waiver of any rights holders of the securities may have at law if and to the extent that any U.K. Bail-in Power is exercised by the relevant U.K. resolution authority in breach of laws applicable in England.

For more information, please see “Selected Risk Factors—You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority” in this pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

SUPPLEMENTAL TERMS OF THE NOTES

The following definitions and provisions apply to the Notes, notwithstanding anything to the contrary in the accompanying prospectus supplement:

Swap Rate Spread: The Swap Rate Spread for any swap business day is the 30-Year swap rate minus the 2-Year swap rate, each as determined on that swap business day.

30-Year swap rate: The 30-Year swap rate is, on any swap business day, the fixed rate of interest payable on a U.S. dollar interest rate swap with a 30-year maturity as reported on Reuters page ICESWAP1 (or such other page as may replace that page on such service) as of 11:00 a.m. New York City time on that swap business day.

2-Year swap rate: The 2-Year swap rate is, on any swap business day, the fixed rate of interest payable on a U.S. dollar interest rate swap with a 2-year maturity as reported on Reuters page ICESWAP1 (or such other page as may replace that page on such service) as of 11:00 a.m. New York City time on that swap business day.

Swap rate fallback provisions: If either swap rate is not displayed by approximately 11:00 a.m., New York City time, on Reuters page ICESWAP1 on any day on which the Swap Rate Spread must be determined, that swap rate on that day will be determined on the basis of the mid-market, semi-annual swap rate quotations provided to the calculation agent by five leading swap dealers in the New York City interbank market (the “reference banks”) at approximately 11:00 a.m., New York City time, on that day. For this purpose, the semi-market annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. dollar interest rate swap transaction with a 30-year term or 2-year term, as applicable, commencing on that day with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to three-month U.S. Dollar London Interbank Offered Rate (ICE Benchmark Administration). The calculation agent will request the principal New York City offices of each of the reference banks to provide a quotation of its rate. If at least three quotations are provided, the affected swap rate for that day will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest). If fewer than three quotations are provided as requested, the affected swap rate will be determined by the calculation agent in good faith and in a commercially reasonable manner.

Swap business day: A swap business day means any day except for a Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income department of its members be closed for the entire day for purposes of trading in U.S. government securities.

HYPOTHETICAL AMOUNTS PAYABLE ON THE NOTES

The examples below illustrate the various payments you may receive on the Notes in a number of different hypothetical scenarios.  These examples are only hypothetical and do not indicate the actual payments or return you will receive on the Notes.  The examples below assume that the Notes are held until maturity and do not take into account the tax consequences of an investment in the Notes.

HYPOTHETICAL INTEREST RATE AND INTEREST PAYMENT CALCULATIONS

As described above, the effective per annum Interest Rate payable on the Notes on each Interest Payment Date will be a floating rate calculated as described under “Interest Rate” on the cover page hereof.  The following illustrates the process by which the Interest Rate and interest payment amount are determined for each Interest Period.

Interest Rate Calculation

Step 1: Determine the value of the Reference Rate for the Interest Period

For each Interest Period commencing on or after the Original Issue Date, a per annum value for the Reference Rate is determined on the relevant Interest Reset Date by observing the 30-Year swap rate and the 2-Year swap rate on the Interest Determination Date relating to that Interest Reset Date.  The Calculation Agent will determine the Reference Rate by subtracting the 2-Year swap rate from the 30-Year swap rate.   For further information concerning the Interest Determination Dates for the Reference Rate, see “Interest Mechanics—How Floating Interest Rates Are Reset” in the prospectus supplement.

Step 2: Calculate the applicable Interest Rate for each Interest Period

For each Interest Period commencing on or after the Original Issue Date, once the Calculation Agent has determined the value of the Reference Rate, the Calculation Agent will determine the per annum Interest Rate for that Interest Period by (a) calculating the product of the Reference Rate and the Multiplier and then (b) assessing such value relative to the Minimum Interest Rate.  If the product of the Reference Rate and the Multiplier is equal to or less than the Minimum Interest Rate, the Interest Rate for that Interest Period will equal the Minimum Interest Rate.

Step 3: Calculate the interest payment amount payable for each Interest Payment Date.

For each Interest Period, once the Calculation Agent has determined the applicable per annum Interest Rate, the Calculation Agent will calculate the effective interest rate for that Interest Period by multiplying the per annum Interest Rate determined for that Interest Period by the applicable day count fraction.  The resulting effective interest rate is then multiplied by the relevant principal amount of the Notes to determine the actual interest amount payable on the related Interest Payment Date.

Example Interest Rate and Interest Payment Calculations

The following table and examples illustrate how the per annum interest rate and interest payment amounts would be calculated for any given Interest Period.  The hypothetical Reference Rate values have been chosen for illustrative purposes only and may not represent actual likely Reference Rate values that will be relevant for calculating any payments on the Notes.  For historical Reference Rate values, please see the information set forth under the section titled “Historical Performance of the Swap Rates and the Swap Rate Spread” below.  We have further assumed that the Notes have quarterly Interest Payment Dates, that interest payments will be calculated using a 30/360 day count basis (such that the applicable day count fraction for the quarterly interest payment for the Interest Period will be 90/360) and that the principal amount of the Notes is $1,000.  These values and assumptions have been chosen arbitrarily for the purposes of the below examples and should not be taken as indicative of the terms of any particular Notes or the future performance of the Reference Rate.  Numbers appearing in the examples below may have been rounded for ease of analysis.

Hypothetical Swap Rate Spread(1)	Hypothetical Interest Rate per Annum(2)	Hypothetical Quarterly Interest Payment per Note(3)
-1.000%	2.500%	$6.25
-0.500%	2.500%	$6.25
-0.250%	2.500%	$6.25
0.000%	2.500%	$6.25
0.250%	2.500%	$6.25
0.435%	2.500%	$6.25
0.500%	2.875%	$7.19
1.000%	5.750%	$14.38
1.250%	7.188%	$17.97
2.000%	11.500%	$28.75

(1)

Hypothetical Swap Rate Spread = (30-Year swap rate – 2-Year swap rate), where the 30-Year swap rate and the 2-Year swap rate are each determined on the Interest Determination Date for the applicable Interest Period

(2)	Hypothetical Interest Rate per annum for the Interest Period = Swap Rate Spread × Multiplier, subject to the Minimum Interest Rate
(3)	Hypothetical quarterly interest payment per Note = $1,000 × applicable hypothetical Interest Rate per annum × (90/360)

Example 1:                              If on the Interest Determination Date for the relevant Interest Period the value of the 30-Year swap rate is 2.800% and the 2-Year swap rate is 2.300%, the Swap Rate Spread for the Interest Period would be 0.500% (equal to the 30-Year swap rate minus the 2-Year swap rate).

The product of the Reference Rate of 0.500% and the Multiplier of 5.75 is equal to 2.875%.  Because such value is greater than the Minimum Interest Rate, the Interest Rate would be equal to 2.875% per annum.

Effective Interest Rate = 2.875% x (90/360) = 0.719%

Interest Payment = $1,000 x 0.719% = $7.19

Example 2:                              If on the Interest Determination Date for the relevant Interest Period the value of the 30-Year swap rate is 2.500% and the 2-Year swap rate is 2.250%, the Swap Rate Spread for the Interest Period would be 0.250% (equal to the 30-Year swap rate minus the 2-Year swap rate).

The product of the Reference Rate of 0.250% and the Multiplier of 5.75 is equal to 1.438%.  Because such value is less than the Minimum Interest Rate, the Interest Rate would be equal to 2.50% per annum (the Minimum Interest Rate).

Effective Interest Rate = 2.50% x (90/360) = 0.625%

Interest Payment = $1,000 x 0.625% = $6.25

Example 3:                              If on the Interest Determination Date for the relevant Interest Period the value of the 30-Year swap rate is 2.650% and the 2-Year swap rate is 3.150%, the Swap Rate Spread for the Interest Period would be -0.500% (equal to the 30-Year swap rate minus the 2-Year swap rate).

The product of the Reference Rate of -0.500% and the Multiplier of 5.75 is equal to -2.875%.  Because such value is less than the Minimum Interest Rate, the Interest Rate would be equal to 2.50% per annum (the Minimum Interest Rate).

Effective Interest Rate = 2.50% x (90/360) = 0.625%

Interest Payment = $1,000 x 0.625% = $6.25

SELECTED RISK FACTORS

An investment in the Notes involves significant risks. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-7 of the prospectus supplement.  We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

•                Issuer Credit Risk— The Notes are unsecured and unsubordinated debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party.  Any payment to be made on the Notes, including any repayment of principal, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party.  As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event Barclays Bank PLC were to default on its obligations, you might not receive any amount owed to you under the terms of the Notes.

•                You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority—Notwithstanding any other agreements, arrangements or understandings between Barclays Bank PLC and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority as set forth under “Consent to U.K. Bail-in Power” in this pricing supplement. Accordingly, any U.K. Bail-in Power may be exercised in such a manner as to result in you and other holders of the Notes losing all or a part of the value of your investment in the Notes or receiving a different security from the Notes, which may be worth significantly less than the Notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise the U.K. Bail-in Power without providing any advance notice to, or requiring the consent of, the holders of the Notes. The exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes will not be a default or an Event of Default (as each term is defined in the indenture) and the trustee will not be liable for any action that the trustee takes, or abstains from taking, in either case, in accordance with the exercise of the U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes. See “Consent to U.K. Bail-in Power” in this pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

•                Suitability of the Notes for Investment—You should reach a decision whether to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set out in this pricing supplement, the prospectus supplement and the prospectus. Neither the Issuer nor Barclays Capital Inc. makes any recommendation as to the suitability of the Notes for investment.

•                We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest— We and our affiliates play a variety of roles in connection with the issuance of the Notes, as described below. In performing these roles, our and our affiliates’ economic interests are potentially adverse to your interests as an investor in the Notes.

In connection with our normal business activities and in connection with hedging our obligations under the Notes, we and our affiliates make markets in and trade various financial instruments or products for our accounts and for the account of our clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, derivative instruments or assets that may relate to the swap rates. In any such market making, trading and hedging activity, investment banking and other financial services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of the holders of the Notes. We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities. Such market making, trading and hedging activity, investment banking and other financial services may negatively impact the value of the Notes.

In addition, the role played by Barclays Capital Inc., as the agent for the Notes, could present significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes.  For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes. Furthermore, we and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation.

In addition to the activities described above, we will also act as the Calculation Agent for the Notes. As Calculation Agent, we will determine any values of the swap rates, calculate the Swap Rate Spread and make any other determinations necessary to calculate any payments on the Notes. In making these determinations, we may be required to make discretionary judgments, such as selecting dealer quotations or determining a swap rate when that swap rate is otherwise unavailable, as described under the risk factor titled “The Swap Rates May Be Calculated Based on Dealer Quotations or by the Calculation Agent in Good Faith and in a Commercially Reasonable Manner” below. In making these discretionary judgments, our economic interests are potentially adverse to your interests as an investor in the Notes, and any of these determinations may adversely affect any payments on the Notes.

•                Lack of Liquidity— The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•                The Estimated Value of Your Notes Is Lower Than the Initial Issue Price of Your Notes — The estimated value of your Notes on the Pricing Date is lower than the initial issue price of your Notes. The difference between the initial issue price of your Notes and the estimated value of the Notes is a result of certain factors, such as any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost that we may incur in hedging our obligations under the Notes, and estimated development and other costs that we may incur in connection with the Notes.

•                The Estimated Value of Your Notes Might Be Lower if Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market — The estimated value of your Notes on the Pricing Date is based on a number of variables, including our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated value referenced above might be lower if such estimated value were based on the levels at which our benchmark debt securities trade in the secondary market.

•                The Estimated Value of the Notes Is Based on Our Internal Pricing Models, Which May Prove to Be Inaccurate and May Be Different from the Pricing Models of Other Financial Institutions — The estimated value of your Notes on the Pricing Date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize. These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions that may be purchasers or sellers of Notes in the secondary market. As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.

•                The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if Any, and Such Secondary Market Prices, if Any, Will Likely Be Lower Than the Initial Issue Price of Your Notes and May Be Lower Than the Estimated Value of Your Notes — The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do). The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes. Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the initial issue price of your Notes. As a result, the price, at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the maturity date could result in a substantial loss to you.

•                The Temporary Price at Which We May Initially Buy the Notes in the Secondary Market and the Value We May Initially Use for Customer Account Statements, if We Provide Any Customer Account Statements at All, May Not Be Indicative of Future Prices of Your Notes — Assuming that all relevant factors remain constant after the Pricing Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market (if Barclays Capital Inc. makes a market in the Notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the Notes on the Pricing Date, as well as the secondary market value of the Notes, for a temporary period after the Original Issue Date of the Notes. The price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Notes.

•                Your Payment at Maturity on the Notes is Based on Performance of the Swap Rate Spread, Which May Narrow Significantly During the Term of the Notes, or May Become Negative — The Swap Rate Spread may narrow significantly during the term of the Notes, or may become negative (meaning that the 30-Year swap rate is less than the 2-Year swap rate), as a result of the factors described under “The Swap Rate Spread Will Be Affected by a Number of Factors and May Be Volatile” below. If the Swap Rate Spread were to decline to a level such that the product of the Swap Rate Spread and the Multiplier were equal to or less than the Minimum Interest Rate on any Interest Determination Date, you would receive an interest payment based on the Minimum Interest Rate on the related Interest Payment Date. You should not invest in the Notes if you do not understand the swap rates, the Swap Rate Spread or have no view on longer-term rates relative to shorter-term rates.

The Swap Rate Spread will narrow if (i) the 30-Year swap rate decreases or remains constant while the 2-Year swap rate increases or (ii) the 30-Year swap rate decreases while the 2-Year swap rate increases or remains constant. However, even if the swap rates move in the same direction (i.e., both swap rates are increasing or decreasing at the same time), if (i) the 2-Year swap rate increases by more than the 30-Year swap rate increases or (ii) the 30-Year swap rate decreases by more than the 2-Year swap rate decreases, the Swap Rate Spread will narrow.  Any of these scenarios increases the likelihood that the Swap Rate Spread could narrow such that the product of the Swap Rate Spread and the Multiplier is less than the Minimum Interest Rate.

•                Reference Rate / Interest Payment Risk—Because the Interest Rate on the Notes is a floating rate, you will be exposed to risks not associated with a conventional fixed-rate debt instrument.  These risks include fluctuation of the Reference Rate and the possibility that, for any given Interest Period, you may receive a lesser amount of interest than for one or more prior Interest Periods.  We have no control over a number of matters that may affect interest rates, including economic, financial and political events that are important in determining the existence, magnitude and longevity of these risks and their results.  In recent years, interest rates have been volatile, and volatility also could be characteristic of the future.  In addition, the applicable Interest Rate for the Notes may be less than the rate payable on a similar note or other instrument of the same maturity issued by us or an issuer with the same or a comparable credit rating.

•                The Reference Rate as of any Interest Determination Date may be less than the Reference Rate as of any Other Day during the Term of the Notes—The Reference Rate for any Interest Period will be determined solely on the Interest Determination Date applicable to the relevant Interest Period.  Therefore, even if the Reference Rate as of any day that is not the Interest Determination Date applicable to the relevant Interest Period is higher than the Reference Rate as of such Interest Determination Date, the amount of interest payable on the corresponding Interest Payment Date will not take into account that higher level.

•                The Swap Rate Spread Will Be Affected by a Number of Factors and May Be Volatile — In normal market conditions, longer-term swap rates are typically greater than shorter-term swap rates. However, swap rates do not always exhibit this relationship and, at times, longer-term swap rates may be less than shorter-term swap rates.

Although there is no single factor that determines the spread between swap rates of different maturities, swap rate spreads have historically tended to fall when short-term interest rates rise. Short-term interest rates are influenced by many complex factors, and it is impossible to predict their future performance. However, historically, short-term interest rates have been highly sensitive to the monetary policy of the Federal Reserve Board. If historical patterns hold, the Swap Rate Spread would likely decrease if the Federal Reserve Board pursues a policy of raising short-term interest rates.

Although the policies of the Federal Reserve Board have historically had a significant influence on short-term interest rates, short-term interest rates are affected by many factors and may increase even in the absence of a Federal Reserve Board policy to increase short-term interest rates. For example, short-term interest rates tend to rise when there is a worsening of the perceived creditworthiness of the banks that participate in the interest rate swap and London interbank markets and when there is a worsening of general economic and credit conditions.

•                The Swap Rate Spread May Decrease Even in the Absence Of an Increase in Short-Term Interest Rates Because It, Too, Is Influenced by Many Complex Factors— For example, high demand for longer-dated U.S. treasury notes and bonds may cause the Swap Rate Spread to narrow even in the absence of an increase in short-term interest rates. Additional factors that may affect the Swap Rate Spread include, but are not limited to:

•                  changes in, or perceptions about, the 30-Year swap rate and the 2-Year swap rate;

•                  the economic, financial, political, regulatory and judicial events that affect financial markets generally and prevailing interest rates;

•                  sentiment regarding the U.S. and global economies;

•                  policies of the Federal Reserve Board regarding interest rates;

•                  expectations regarding the level of price inflation;

•                  sentiment regarding credit quality in the U.S. and global credit markets; and

•                  performance of capital markets.

These and other factors may have a negative impact on the payments on the Notes and on the value of the Notes in the secondary market.

•                The Market Price of the Notes Will Be Influenced By Many Unpredictable Factors. — In addition to the Swap Rate Spread on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•                  the volatility (frequency and magnitude of changes in value) of the Swap Rate Spread;

•                  correlation (or lack of correlation) of the 30-Year swap rate and the 2-Year swap rate,

•                  interest and yield rates in the market;

•                  time remaining until the Notes mature;

•                  supply and demand for the Notes;

•                  geopolitical conditions and economic, financial, political, regulatory and judicial events that affect the Swap Rate Spread; and

•                  any actual or anticipated changes in our credit ratings or credit spreads.

•                The Historical Swap Rates and Swap Rate Spreads Are Not an Indication of Future Swap Rates or Swap Rate Spreads — In the past, the swap rates have experienced significant fluctuations, causing widening and narrowing in the swap rate spreads. Historical swap rates and swap rate spreads, fluctuations and trends are not necessarily indicative of future swap rates or swap rate spreads. Any historical upward or downward trend in the swap rates are not an indication that the swap rates are more or less likely to increase or decrease at any time during the term of the Notes, and you should not take the historical swap rates as an indication of future swap rates.  There can be no assurance that the swap rates will not move such that the product of the Swap Rate Spread and the Multiplier narrows to a level below the Minimum Interest Rate on any Interest Determination Date, in which case you would receive an interest payment based on the Minimum Interest Rate on the related Interest Payment Date.

•                The Swap Rates and the Manner in Which They are Calculated May Change in the Future —There can be no assurance that the method by which the swap rates are calculated will continue in their current form.  Any changes in the method of calculation could cause fluctuations in the swap rates, which may cause the Swap Rate Spread to narrow and thus have a negative impact on the payments on the Notes and on the value of the Notes in the secondary market.

•                Uncertainty About the Future of LIBOR May Adversely Affect the Swap Rates — Each swap rate represents the fixed rate of interest payable on a U.S. dollar interest rate swap whose floating leg is based on three-month USD LIBOR. On July 27, 2017, the Chief Executive of the United Kingdom Financial Conduct Authority, which regulates LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021. The announcement indicates that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021. It is impossible to predict whether and to what extent banks will continue to provide LIBOR submissions to the administrator of LIBOR or whether any additional reforms to LIBOR may be enacted in the United Kingdom or elsewhere. At this time, no consensus exists as to what rate or rates may become accepted alternatives to LIBOR and it is impossible to predict the effect of any such alternatives on the value of three-month USD LIBOR, and, therefore, on values of, and the method of calculating, the swap rates. Uncertainty as to the nature of alternative reference rates to LIBOR and as to potential changes or other reforms to LIBOR may adversely affect LIBOR rates, and therefore, the swap rates, during the term of the Notes, which may adversely affect the Swap Rate Spread and the value of the Notes.

•                The Swap Rates May Be Calculated Based on Dealer Quotations or by the Calculation Agent in Good Faith and in a Commercially Reasonable Manner—If on any Interest Determination Date either swap rate cannot be determined by reference to Reuters page ICESWAP1 (or any successor page), then that swap rate on that day will be determined on the basis of the mid-market, semi-annual swap rate quotations provided to the Calculation Agent by five leading swap dealers in the New York City interbank market at approximately 11:00 a.m., New York City time, on that day. If fewer than three quotations are provided as requested, the affected swap rate will be determined by the Calculation Agent in good faith and in a commercially reasonable manner. The swap rate determined in this manner and used in the determination of the related interest payment may be different from the swap rate that would have been published on the applicable Reuters page and may be different from other published rates, or other estimated rates, of the affected swap rate.

OVERVIEW OF THE SWAP RATES AND THE SWAP RATE SPREAD

The Swap Rate Spread

The Swap Rate Spread for any swap business day is the 30-Year swap rate minus the 2-Year swap rate, each as determined on that swap business day.

The Swap Rates

The 30-Year swap rate is, on any swap business day, the fixed rate of interest payable on a U.S. dollar interest rate swap with a 30-year maturity as reported on Reuters page ICESWAP1 (or such other page as may replace that page on such service) as of 11:00 a.m. New York City time on that swap business day.

The 2-Year swap rate is, on any swap business day, the fixed rate of interest payable on a U.S. dollar interest rate swap with a 2-year maturity as reported on Reuters page ICESWAP1 (or such other page as may replace that page on such service) as of 11:00 a.m. New York City time on that swap business day.

A U.S. dollar interest rate swap rate, at any given time, generally indicates the fixed rate of interest (paid annually) that a counterparty in the swaps market would have to pay for a given maturity in order to receive a floating rate (paid quarterly) equal to three-month USD London Interbank Offered Rate (“three month USD LIBOR”) for that same maturity. Three-month USD LIBOR reflects the rate at which banks lend U.S. dollars to each other for a term of three months in the London interbank market. The 30-Year U.S. Dollar ICE Swap Rate is one of the market-accepted indicators of longer term interest rates.

Please see “Supplemental Terms of the Notes” above for information regarding the procedures that will be applied by the Calculation Agent if either swap rate cannot be determined in the manner described above on any Interest Determination Date.

Historical Performance of the Swap Rates and the Swap Rate Spread

The first graph below sets forth the historical performances of the 30-Year swap rate and the 2-Year swap rate from January 3, 2008 through April 23, 2018. As of April 23, 2018, the 30-Year swap rate was 3.026% and the 2-Year swap rate was 2.747%. The second graph below sets forth the historical Swap Rate Spread (i.e., the difference between the 30-Year swap rate and the 2-Year swap rate) from January 3, 2008 through April 23, 2018. As of April 23, 2018, the Swap Rate Spread was 0.279%. We obtained the swap rates in this section from Bloomberg Professional® service, without independent verification. Historical performance of the swap rates and the Swap Rate Spread should not be taken as an indication of future performance. Future performance of the swap rates and the Swap Rate Spread may differ significantly from historical performance, and no assurance can be given as to the swap rates or the Swap Rate Spread during the term of the Notes, including on any Interest Determination Date.

Historical Performance of the 30-Year U.S. Dollar ICE Swap Rate and the 2-Year U.S. Dollar ICE Swap Rate — January 3, 2008 to April 23, 2018

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Historical Performance of the Swap Rate Spread— January 3, 2008 to April 23, 2018

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

UNITED STATES FEDERAL INCOME TAX TREATMENT

You should review carefully the sections entitled “Material U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Indebtedness for U.S. Federal Income Tax Purposes” and, if you are a non-U.S. holder, “—Tax Consequences to Non-U.S. Holders,” in the accompanying prospectus supplement. The discussion below applies to you only if you are an initial purchaser of the Notes; if you are a secondary purchaser of the Notes, the tax consequences to you may be different. In the opinion of our special tax counsel, Davis Polk & Wardwell LLP, the Notes should be treated as debt instruments for U.S. federal income tax purposes. The remainder of this discussion assumes that this treatment is correct.

Based on current market conditions, in the opinion of our special tax counsel, the Notes should be treated for U.S. federal income tax purposes as “variable rate debt instruments,” as described under “—Variable Rate Debt Instruments” in the accompanying prospectus supplement.

Assuming that our treatment of the Notes as variable rate debt instruments is correct, interest paid on the Notes will generally be taxable to you as ordinary income at the time it accrues or is received, in accordance with your method of tax accounting. Upon a sale or exchange (including redemption at maturity), you will generally recognize taxable gain or loss equal to the difference between the amount realized on the sale or exchange (not including any amount attributable to accrued but unpaid interest) and your tax basis in the Notes, which will generally equal the amount you paid to acquire the Notes. This gain or loss will generally be long-term capital gain or loss if you have held the Notes for more than one year. The deductibility of capital losses is subject to limitation.

The discussions herein and in the accompanying prospectus supplement do not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b).

It is possible that the Internal Revenue Service (the “IRS”) could determine that the Notes are “contingent payment debt instruments” for U.S. federal income tax purposes, which could have adverse U.S. federal income tax consequences for you. For example, if the Notes were properly treated as contingent payment debt instruments, regardless of your method of accounting for U.S. federal income tax purposes, you generally would be required to accrue taxable interest income in each year on a constant yield to maturity basis at the “comparable yield,” as determined by us, with certain adjustments in each year to reflect the difference, if any, between the actual and the projected amounts of the interest payments on the Notes in that year according to a “projected payment schedule.” Additionally, any income recognized upon a sale or exchange of a Note (including redemption at maturity) would be treated as interest income for U.S. federal income tax purposes. You should consult your tax advisor regarding the U.S. federal income tax consequences to you if the Notes are properly treated as contingent payment debt instruments.

You should consult your tax advisor regarding the U.S. federal tax consequences of an investment in the Notes, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Non-U.S. Holders.  We do not believe that non-U.S. holders should be required to provide a Form W-8 in order to avoid 30% U.S. withholding tax with respect to interest on the Notes, although the IRS could challenge this position. However, non-U.S. holders should in any event expect to be required to provide appropriate Forms W-8 or other documentation in order to establish an exemption from backup withholding, as described under the heading “—Information Reporting and Backup Withholding” in the accompanying prospectus supplement. If any withholding is required, we will not be required to pay any additional amounts with respect to amounts withheld.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Barclays Capital Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of this pricing supplement.  The Agent commits to take and pay for all of the Notes, if any are taken.

We expect that delivery of the Notes will be made against payment for the Notes on or about the Original Issue Date indicated on the cover of this document, which will be more than two business days following the Original Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the Original Issue Date is more than two business days following the Original Trade Date, purchasers who wish to trade the Notes on any date prior to two business days before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement. See “Plan of Distribution (Conflicts of Interest)” in the prospectus supplement.

The Notes are not intended to be offered, sold or otherwise made available to and may not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA Retail Investor”). For these purposes, an EEA Retail Investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (“MiFID II”); (ii) a customer within the meaning of Directive 2002/92/EC, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC. Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended from time to time, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to EEA Retail Investors has been prepared and therefore offering or selling such Notes or otherwise making them available to any EEA Retail Investor may be unlawful under the PRIIPs Regulation.

VALIDITY OF THE NOTES

In the opinion of Davis Polk & Wardwell LLP, as special United States products counsel to Barclays Bank PLC, when the Notes offered by this pricing supplement have been executed and issued by Barclays Bank PLC and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such Notes will be valid and binding obligations of Barclays Bank PLC, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith) and possible judicial or regulatory actions giving effect to governmental actions or foreign laws affecting creditors’ rights, provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by English law, Davis Polk & Wardwell LLP has relied, with Barclays Bank PLC’s permission, on the opinion of Davis Polk & Wardwell London LLP, dated as of June 28, 2017, filed as an exhibit to a report on Form 6-K by Barclays Bank PLC on June 28, 2017, and this opinion is subject to the same assumptions, qualifications and limitations as set forth in such opinion of Davis Polk & Wardwell London LLP. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the Notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of Davis Polk & Wardwell LLP, dated June 28, 2017, which has been filed as an exhibit to the report on Form 6-K referred to above.

US$1,000,000

BARCLAYS BANK PLC

Floating Rate Notes Based on the Spread between the 30-Year U.S. Dollar ICE Swap Rate and the 2-Year U.S. Dollar ICE Swap Rate Due April 30, 2021

GLOBAL MEDIUM-TERM NOTES, SERIES A

(TO PROSPECTUS DATED MARCH 30, 2018
  AND THE PROSPECTUS SUPPLEMENT DATED JULY 18, 2016)